Sasol Limited
1979/003231/06
1 Sturdee Avenue Rosebank 2196 PO Box 5486 Johannesburg 2000 South Africa
Telephone +27 (0)11 441 3111 Facsimile +27 (0)11 788 5092 www.sasol.com

Directors: TH Nyasulu (Chairman) LPA Davies (Chief Executive) C Beggs BP Connellan HG Dijkgraaf (Dutch)
VN Fakude (Executive) MSV Gantsho A Jain (Indian) GA Lewin (Australian) IN Mkhize MJN Njeke KC Ramon (Executive)
JE Schrempp (German) TA Wixley Company Secretary: NL Joubert
March 31, 2010
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C 20549
Dear Mr. Schwall

Sasol Limited
Form 20-F for the Fiscal Year Ended June 30, 2009
Filed October 9, 2009
File No. 1-31615

We refer to the Staff’s comment letter dated 2 March 2010, relating to the Form 20-F of Sasol
Limited (the “Company”) for the year ended 30 June 2009. Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter. The Staff is referred to the definitions contained in the
Form 20-F for the year ended 30 June 2009.

1.    We note you classify dividends paid as an operating cash flow, and you classify dividends paid to non-controlling shareholders as a financing cash flow. Please explain to us how you considered paragraph 34 of IAS 7 as it relates to the classification of each respective type of dividend in your statement of cash flows.

Response
The Company acknowledges its compliance with the guidance provided in IAS 7
Statement of Cash Flows, paragraph 34.

Dividends paid by the Company to its own shareholders represent a cash outflow from the normal operating activities of the business. This classification assists the Company’s own shareholders to determine the ability of the Company to pay dividends out of operating cash flows as generated by the business through its normal operating activities.

Non-controlling shareholders contribute to the equity funding and financing of the subsidiaries of the Company. Any dividends paid to non-controlling shareholders represent the cost of servicing those financing obligations and similarly, any contributions from non-
controlling shareholders are also classified as financing activities.

The Company made an accounting policy election to treat dividends as indicated and this has been consistently applied in the past.

2.    We note you spent R5 665 million to enhance existing projects in fiscal 2009. Please describe to us in more detail the nature of these enhancements and how you considered the recognition provisions in paragraph 7 of IAS 16. Your response should specifically address the items noted in your disclosure of enhancements on page F-51.

Response
The financial statements included in our Form 20-F for the year ended 30 June 2009 provide disclosure of the Company’s accounting policies on page F-17, relating to costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment which are classified as part of assets under construction.

The capitalisation of these costs meets the criteria of IAS 16 Property, Plant and
Equipment, paragraph 7, in that the expenditure is incurred to sustain the operations of the
Company as well as meet legal and environmental obligations, after consideration by the
Company’s engineering and accounting staff. The capital improvements increase the useful lives of the plant operations and the plant production yields. In addition, IAS 16.11, states that property, plant and equipment acquired for safety and environmental reasons, although not directly increasing future economic benefits of any particular existing item of property, plant and equipment, may be necessary for the entity to obtain future economic benefits from its other assets. It is therefore probable that future economic benefits associated with the items will flow to the Company. All costs can be reliably measured.

The projects to enhance existing operations, as noted on page F-51 and F-52, are discussed below:
•
The selective catalytic cracker baseline optimisation programme project at the Sasol
Synfuels plant in Secunda, South Africa, amounting to R206 million, was aimed at lowering the octane quality of the Sasol Synfuels petrol pool by phasing out lead from the fuel pool in order to comply with environmental regulations.
•
The sulphuric acid plant amounting to R134 million was required to comply with more stringent environmental regulations to reduce Sulphur (H

S) levels.

3.    Please provide a quantitative and qualitative reconciliation with respect to your weighted average shares outstanding with the actual issued shares disclosed on page F-121. In this regard, we note your weighted average shares used for basic and diluted EPS purposes at
June 30, 2009 appear to be less than the actual number of shares issued at June 30,
2008. In addition, please clarify how you determined that the ordinary shares issuable upon the conversion of Sasol Inzalo share rights in respect of the Employee and
Management Trust were anti-dilutive.
Response
The disclosure provided on page F-121 provides a reconciliation of the shares issued and cancelled during the year. The following table provides a reconciliation of the number of shares issued at 30 June 2009 to the weighted average number of shares used for basic and diluted earnings per share (EPS) purposes.
30 June 2008
30 June 2009
30 June 2009
Number of
shares
Number of
shares
Weighted average
number of shares*
Ordinary shares
Opening balance
627 696 148
667 249 416 667 249 416
Shares issued 39 553 268 1 745 800 873 634
Shares cancelled - (31 500 000) (31 500 000)
Closing balance
667 249 416
637 495 216
636 623 050
BEE ordinary shares
Shares issued - 2 838 565 2 285 017
Preferred ordinary shares
9 461 882 25 547 081 22 462 248
Treasury shares
Share repurchase programme - - (8 059 668)
Sasol Inzalo share transaction
- ordinary shares - - (34 693 568)
- preferred ordinary shares - - (22 462 248)
- BEE ordinary shares - - (16 097)
Shares issued at end of year
676 711 298
665 880 862
#
596 138 734
* Weighted average number of shares is the time-weighted number of shares.
# Per page F-121.

Included in treasury shares is the total number of ordinary shares that the Company has repurchased in terms of the share repurchase programme (refer note 48 on page F-140)
as well as the ordinary shares, preferred ordinary shares and BEE ordinary shares subscribed for and issued to consolidated special purpose entities in terms of the Sasol
Inzalo share transaction. Treasury shares are not treated as outstanding shares and as such these shares are excluded from the calculation of the weighted average number of shares (refer IAS 33.IE2).

During the year ended 30 June 2009, a total of 31 500 000 ordinary shares, which had previously been held as treasury shares, had been repurchased by Sasol Limited from
Sasol Investment Company (Pty) Limited, whereupon they were cancelled and restored to authorised ordinary share capital. The cancellation of shares in 2009 reduces the weighted average number of shares that are used for basic and diluted EPS at 30 June 2009 (refer table above).

As regards the determination of the anti-dilutive effect of the Sasol Inzalo Employee Trust and the Sasol Inzalo Management Trust shares, the number of Sasol ordinary shares that employees and management will receive at the end of the ten year period is contingent on
Sasol’s right to repurchase a certain number of these shares (which shares will be cancelled immediately). Diluted EPS will be affected by the right to repurchase Sasol ordinary shares at the end of the ten years. The number of ordinary shares not repurchased may be potentially dilutive. In terms of IAS 33 Earnings per Share, paragraph
52, the number of contingently issuable shares included in the diluted earnings per share calculation is based on the number of shares that would be issuable if the end of the reporting period were the end of the contingency period. Accordingly, the Company determines the dilutive effect of these shares using a pre-determined formula (as detailed in The Deed of Trust for the Sasol Inzalo Management Trust and The Deed of Trust for the
Sasol Inzalo Employee Scheme filed as exhibits 4.2 and 4.3 to our annual report on Form
20-F for the year ended 30 June 2008 with the Securities and Exchange Commission on 7
October 2008) as if the end of the reporting period was the end of the ten year period. In substance, the equity instruments received by the employees and management are similar to options. Therefore, the assessment of whether the number of shares calculated at each reporting date is dilutive, would be based on the same principles as options granted by the
Company.

Based on the above methodology all shares will be repurchased, resulting in the share rights of the Sasol Inzalo Employee and Management Trusts not being dilutive at 30 June
2009. We will clarify this disclosure in the Form 20-F to be filed with the United States
Securities and Exchange Commission for the year ended 30 June 2010.

4.    We note your disclosure on page F-131 that the fair value of the equity settled share-
based payment expense relating to the share rights issued to the Black Public is expensed immediately. Please clarify how this statement comports with the table on page F-128, which appears to indicate the fair value of the shares issued in fiscal 2009 was R6 927 million but only R2 435 million of expense was recognized in your fiscal 2009 financial statements.

Response
In preparing the disclosure provided on page F-128, the value of the shares issued in 2009 was calculated based on an issue price of R366 per share multiplied by the number of shares issued. These shares have been reflected as issued shares, as per page F-121.
Shares issued
(refer note 45,
footnote 2, page
F-121)
Share-based
payment
expense
R millions
R millions
Funded option 5 888 2 232
Cash option 1 039 203
6 927
2 435

In respect of the Black Public Invitation – Funded option, the share-based payment expense recognised by the Company was based on the fair value of the share rights issued by the Company to Sasol Inzalo Public Funding Limited at the grant date. The fair value of the share rights was calculated using the Black-Scholes option pricing model based on the assumptions on page F-133, with one of the assumptions being the exercise price of R366 per share (IFRS 2.17). There is no direct relationship between the amount of
R5 888 million (value of issued Sasol preferred ordinary shares) accounted for in terms of
IAS 32 and the R2 232 million which represents the share-based payment expense accounted for in terms of IFRS 2.

In respect of the Black Public Invitation – Cash option, the share-based payment expense recognised by the Company was based on the difference between the issue price (cash received for the Sasol BEE ordinary shares issued) of R366 per share and the market price on the grant date per page F-133 (IFRS 2.16).

5.    Please help us to understand the basis for the vesting period and dividend yield assumptions used in calculating share-based payment expense for the Black Public
Invitation -Funded transactions. For the vesting period assumption, please clarify why you disclose a vesting period assumption of 10 years in the table on page F-133 when the table on page F-132 appears to indicate all shares issued in the Black Public Invitation transactions were fully vested at the issuance date. In addition, with respect to the dividend yield assumption, please explain why you used an expected dividend yield assumption of 3,0% in light of your disclosure on page F-131 that the Black Public are entitled to receive a dividend of up to 5% of the dividend on the Sasol preferred ordinary shares.

Response
Participants in the Black Public Invitation – Funded option are required to hold the preferred ordinary shares for a period of ten years, but the Sasol preferred ordinary shares vest immediately. There are no service conditions attached to these shares. The share-
based payment expense is thus recognised immediately upon inception of this part of the transaction. In preparing the disclosure on page F-132, the share-based payment expense has been recognised immediately for the Black Public Invitation, as if the share rights had already vested. The disclosure in F-133 reflects the period for which the participants in the
Black Public invitation are required to hold the shares, which is used in the Black-Scholes valuation model to determine the fair value of the Black Public Invitation – Funded option
(life of the option). We will clarify this disclosure in the Form 20-F to be filed with the
United States Securities and Exchange Commission for the year ended 30 June 2010.

The Black-Scholes valuation model is used to determine the fair value of the Black Public
Invitation – Funded option. The expected dividend yield of the shares and share rights granted is determined using the historical dividend yield of the Sasol ordinary shares which is 3%. The fair value is determined using an historic rate as it is considered to be a more accurate reflection of the expected future dividend yield.

The preferred ordinary shares are only entitled to receive a dividend if dividends are declared on the Sasol ordinary shares. Of any dividend declared, the Black Public are entitled to receive a dividend of up to 5% in proportion to their effective interest in Sasol’s issued share capital, from the commencement of the fourth year of the transaction term of ten years, subject to the financing requirements of the preference share debt.
6.    We note you disclose reserves for your Secunda and Sasolberg operations. In addition to the assumptions you presently disclose for estimating your reserves, please disclose the assumed costs ($/ton) used to determine your estimated coal reserves pursuant to Section
A of Industry Guide 7.

Response
We have determined economical viability of our reserves, pursuant to Section A of Industry
Guide 7, using a break-even price. Our models take into account our actual mining cost
(which includes the production rate and the impact on maintenance where coal is mined under difficult mining conditions) versus the selling price. Increases in sales prices would result in the reserve block still being economically viable, however drops in production rates would result in an evaluation being performed to reassess the economic viability of that reserve block. Decreases in sales prices could result in postponing mining activities in a specific reserve block, or adjusting extraction assumptions which would enable the coal to be economically extracted (i.e. undermining poor quality coal which might have a negative cost impact). These incidences would be catered for under the geological loss factor. Therefore, based on our models, we believe it more appropriate to reflect the break-
even price per ton.

Sasol Mining primarily supplies to an internal market from its Secunda and Sasolburg operations. Internal coal sales are to Sasol Synfuels and Infrachem. We also supply the export market. This price information is highly confidential and not for public disclosure as it is used for internal transfer pricing purposes.

**CONFIDENTIAL TREATMENT REQUESTED BY SASOL LIMITED, FILE NO. 1-31615,
PURSUANT TO RULE 83**
7.     Please forward to our engineer, as supplemental information and not as part of your filing, your competent persons report for your Bosjesspruit Mine in South Africa which establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7. To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.
In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone Mr. John E. Coleman, Mining Engineer at
(202) 551-3610
Response
The competent persons report is prepared for all our operations in South Africa, including
Bosjesspruit. The information for Bossjespruit cannot be separately extracted as it may affect the integrity of the entire report. As such, we attach the full competent persons report for the South African operations. The report was last prepared in March 2007 and a follow up audit will be conducted in March 2011. Annually, the assumptions are reviewed for appropriateness (supervised by geologists).

**CONFIDENTIAL TREATMENT REQUESTED BY SASOL LIMITED, FILE NO. 1-31615,
PURSUANT TO RULE 83 IN RESPECT OF THE COMPETENT PERSONS REPORT**

All technical questions can be addressed to Ms. Karin van der Merwe, at telephone number +27 17 614 5112 or + 27 82 859 1506.

We acknowledge that:
•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert Staff comments as a defence in any proceeding initiated by the commission or any person under the federal securities laws of the United
        States.

We appreciate the Staff’s review of the Form 20-F for the year ended 30 June 2009. Should the Staff have any questions or require any additional information, please telephone the undersigned at +27-11-441-3435. My email address is christine.ramon@sasol.com.

Very truly yours
/s/ Kandimathie Christine Ramon
Christine Ramon
Chief Financial Officer